------                                   U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 4                                            Washington, DC 20549
------                                                                                          ---------------------------
                                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                      OMB APPROVAL
[X] Check this box if no                                                                        ---------------------------
    longer subject to               Filed pursuant to Section 16(a) of the Securities           OMB NUMBER: 3235-0287
    Section 16. Form 4                  Exchange Act of 1934, Section 17(a) of the              EXPIRES: DECEMBER 31, 2001
    or Form 5 obligations               Public Utility Holding Company Act of 1935              ESTIMATED AVERAGE BURDEN
    may continue. See                   or Section 30(f) of the Investment Company              HOURS PER RESPONSE .... 0.5
    Instruction 1(b).                                 Act of 1940                               ---------------------------

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |6. Relationship of Reporting Person(s)|
|   Templeton     James              M.      |  Pierre Foods, Inc. (Nasdaq: FOOD)           |     to Issuer (Check all applicable) |
|--------------------------------------------|----------------------------------------------|                                      |
| (Last)          (First)          (Middle)  | 3. IRS Identification   | 4.  Statement For  |  [ ] Director      [X] 10% Owner     |
|                                            |    Number of Reporting  |     Month/Year     |  [ ] Officer (give [ ] Other (Specify|
|                                            |    Person, if an Entity |                    |              title           below)  |
|                                            |    (Voluntary)          |                    |              below)                  |
|   P.O. Box 1295, 3445 East Main Street     |                         |     April 2001     |                                      |
|--------------------------------------------|                         |--------------------|--------------------------------------|
|                (Street)                    |                         | 5. If Amendment,   |7. Individual or Joint/Group Reporting|
|                                            |                         |    Date of Original|   (Check applicable line)            |
|                                            |                         |    (Month/Year)    |   [X] Form Filed by One              |
|  Claremont     North Carolina      28610   |                         |                    |       Reporting Person               |
|--------------------------------------------|----------------------------------------------|   [ ] Form Filed by More Than        |
| (City)           (State)           (Zip)   |                                              |       One Reporting Person           |
|                                            |                                              |                                      |
|----------------------------------------------------------------------------------------------------------------------------------|
|                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security |2. Transaction     |3. Transac-   |4. Securities Acquired (A) | 5. Amount of Se-   |6. Owner-    |7. Nature |
|   (Instr. 3)        |   Date            |   tion Code  |   or Disposed of (D)      |    curities Benefi-|   ship      |   of In- |
|                     |   (Month/Day/     |   (Instr. 8) |                           |    cially Owned at |   Form:     |   direct |
|                     |   Year)           |              |                           |    End of Month    |   Direct    |   Benefi-|
|                     |                   |              |   (Instr. 3, 4 and 5)     |    (Instr. 3 and 4)|   (D) or    |   cial   |
|                     |                   |--------------|---------------------------|                    |   Indirect  |   Owner- |
|                     |                   | Code  |  V   |    Amount  | (A) or| Price|                    |   (I)       |   ship   |
|                     |                   |       |      |            | (D)   |      |                    |   (Instr. 4)|   (Instr.|
|                     |                   |       |      |            |       |      |                    |             |   4)     |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|  Common Stock       |      3/1/01       |   P   |      |   20,837   |   A   |$3.50 |                    |     D       |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |$2.09 |                    |             |          |
|  Common Stock       |      4/17/01      |   S   |      |   64,280   |   D   | (1)  |                    |     D       |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |By HERTH  |
|                     |                   |       |      |            |       |      |                    |             |Manage-   |
|  Common Stock       |      4/17/01      |   S   |      |  1,227,234 |   D   | (2)  |                    |     I       |ment, Inc.|
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |      0 (2)         |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
| Footnotes appear on the attached.                                                                                                |
|                                                                                                                                  |
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required                 (Over)
to respond unless the form displays a currently valid OMB-control number.                                            SEC 1474 (3/99)

Page 1 of 3



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |  2. Conver-  |3. Trans- |4. Trans- |5. Number of    | 6. Date Exer-   |7. Title and Amount |8. Price     |
|   Security            |     sion or  |   action |   action |   Derivative   |    cisable and  |   of Underlying    |   of        |
|   (Instr. 3)          |     Exercise |   Date   |   Code   |   Securities   |    Expiration   |   Securities       |   Deriv-    |
|                       |     Price of |   (Month/|   (Instr.|   Acquired (A) |    Date         |   (Instr. 3 and 4) |   ative     |
|                       |     Deriv-   |   Day/   |   8)     |   or Disposed  |    (Month/Day/  |                    |   Secur-    |
|                       |     ative    |   Year)  |          |   of (D)       |    Year)        |                    |   ity       |
|                       |     Security |          |          |   (Instr. 3,   |                 |                    |   (Instr. 5)|
|                       |              |          |          |   4, and 5)    |-----------------|--------------------|             |
|                       |              |          |          |                | Date   |Expira- |        |  Amount or|             |
|                       |              |          |----------|----------------| Exer-  |tion    | Title  |  Number of|             |
|                       |              |          | Code| V  |  (A)  |  (D)   | cisable|Date    |        |  Shares   |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |       |        |        |        |        |           |             |
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
|   9.  Number of     |      10. Ownership            |   11. Nature of      |
|       Derivative    |          Form of              |       Indirect       |
|       Securities    |          Derivative           |       Beneficial     |
|       Beneficially  |          Security:            |       Ownership      |
|       Owned at End  |          Direct (D)           |       (Instr. 4)     |
|       of Month      |          or Indirect (I)      |                      |
|       (Instr. 4)    |          (Instr. 4)           |                      |
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
------------------------------------------------------------------------------
Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal          /s/ James M. Templeton            05/09/2001
    Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             --------------------------------   ----------
                                                                                      **Signature of Reporting Person       Date

Note. File three copies of this form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently valid OMB number                               Page 2

Page 2 of 3

                         Attachment to April 2001 Form 4
                             of James M. Templeton,
           P.O. Box 1295, 3445 East Main Street, Claremont, NC 28610,
                 Relating to Pierre Foods, Inc. (Nasdaq: FOOD)

(1) Represented by a promissory note of the purchaser (PF Management, Inc.) having a face amount of $134,125

(2) HERTH Management, Inc. ("HERTH"), a corporation of which the Reporting Person was a minority shareholder, contributed 1,227,234 shares of Common Stock to PF Management, Inc. ("PFMI") in exchange for 11,875 shares of PFMI stock. Thereafter, HERTH distributed the 11,875 shares of PFMI stock to the Reporting Person in redemption of the Reporting Person's HERTH stock. PFMI is a new corporation formed by James C. Richardson, Jr. and David R. Clark for the purpose of acquiring Pierre Foods, Inc. PFMI has no material assets and a substantial amount of debt. The value of its common stock is considered to be nominal. The Reporting Person became a director and the owner of 11.875% of the stock of PFMI on April 17, 2001, simultaneously with PFMI's acquisition of a total of 3,630,212 shares of Common Stock (i) from HERTH and certain related parties in exchange for PFMI stock and (ii) from certain other parties (including the Reporting Person) in exchange for promissory notes having face values that ranged between $2.09 per share and $8.00 per share and, as to one 27,208 share transaction, in exchange for cash in the amount of $8.00 per share. Such contributions and other transactions were effected by Messrs. Richardson and Clark, who own 88.125% of PFMI's stock. By an agreement dated as of April 17, 2001 among PFMI and Messrs. Richardson and Clark and the Reporting Person, Messrs. Richardson and Clark have sole investment power and authority with respect to the Common Stock owned by PFMI. In addition, the Reporting Person is required to vote his shares of PFMI stock as directed by Messrs. Richardson and Clark. The Reporting Person disclaims beneficial ownership of the Common Stock owned by PFMI, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such Common Stock for the purpose of Section 16 or any other purpose.

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